4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE’S PHASE II MEND-CABG STUDY RESULTS TO BE
PRESENTED AT LATE BREAKING SESSION OF THE 2006
CANADIAN CARDIOLOGY CONGRESS

WINNIPEG, Manitoba – (October 19, 2006) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced that the results of the Phase II MEND-CABG study will be presented at the Late Breaking Clinical Trial session of the 2006 Canadian Cardiology Congress (CCC) in Vancouver, British Columbia. The MEND-CABG study was completed in 2006 with the results demonstrating a statistically significant reduction in myocardial infarctions (CK-MB >100 ng/ml) with MC-1 in patients undergoing coronary artery bypass graft (CABG) surgery.

The Late Breaking presentation of the MEND-CABG results will be delivered by the study’s principal investigator, Dr. Jean Claude Tardif, Director of the Research Centre, Montreal Heart Institute (MHI) at 9:00 AM Pacific Time on Wednesday, October 25, 2006 in Ballroom A-B of the Vancouver Convention and Exhibition Center.

“As the principal investigator of the MEND-CABG study, it is a privilege to be presenting the results of this important study at the 2006 CCC,” commented Dr. Tardif. “The mechanism of action of MC-1, protecting the heart at the cellular level, is a novel approach to potentially managing ischemic reperfusion injury. MC-1 has now shown favorable results in two Phase II studies, encompassing close to 1000 patients, paving the way for the upcoming Phase III evaluation of MC-1 in CABG patients.”

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel.	888-435-2220
Fax	204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com